March 27, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Washington, D.C. 20549

Attention: Jim Allegretto, Senior Assistant Chief Accountant

RE:	Unifi, Inc. Form 10-K for the Fiscal Year Ended June 30, 2013
Filed September 10, 2013 Form 10-Q for the Quarterly Period Ended December 29, 2013 Filed February 7, 2014 File No. 001-10542

Dear Mr. Allegretto:

Reference is made to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated February 28, 2014, in regards to the above-listed filings of Unifi, Inc. (the “Company,” “we,” or “our”). Our responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments (in boldface type) followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 1. Business, page 4

Repreve Renewables, LLC, page 6

1. We note your disclosure that Repreve Renewables LLC (“Renewables”) has made significant progress in the commercialization of its patented bio-energy crop, which you believe has the potential to become a leader in the biomass feedstock market. Because this is a new business product for you, in future filings please expand on your disclosure in this section to more fully discuss your strategy for growing Renewables in the biomass feedstock market.

Response to Comment 1:

As requested by the Staff, in future filings, we will include disclosures about Renewables in a manner that is consistent with the relative importance of Renewables as a part of our overall business and results.

Mr. Jim Allegretto

U.S. Securities and Exchange Commission

March 27, 2014

Geographic Data, page 10

2. We note your indication here that “All Other Foreign (excluding Brazil)” represents $70 million of your net sales. Tell us whether any other individual foreign country represents a material amount of these sales and, if so, identify the country. In this regard, we note your indication in your recent quarterly report on Form 10-Q that your International Segment suffered a decline in sales in part due to lower sales volumes for your Chinese subsidiary, which suggests that China represents a material portion of your international sales. You have also referred to a significant Chinese customer in your earnings calls, such as your October 24, 2013 call; as a related matter, tell us to what extent disclosure under Item 101(c)(1)(vii) of Regulation S-K would be appropriate for this customer.

Response to Comment 2:

Other than Brazil, no foreign country accounted for a material amount of our net sales in fiscal year 2013. The Chinese customer referenced in our October 24, 2013 earnings call is not material to either our overall results or the results of our International Segment. We determined that, as contemplated by applicable definitions and instructions in Item 101(c)(1)(vii) of Regulation S-K, (a) no additional disclosure is required because the segment is not dependent on this customer and the loss of such customer would not have a material adverse effect on the segment and (b) the name of this customer is not required to be disclosed because sales to it by one or more segments are not, in the aggregate, equal to 10 percent or more of our consolidated revenues.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview and Significant General Matters, page 22

3. Where you discuss the trends in Raw Materials, in future filings please explain the reasons underlying such trends. For example, you state that average polyester raw material costs declined during the Company’s first and fourth fiscal quarters of fiscal year 2013 and rose during the second and third fiscal quarters. Please revise to explain why and tell us what this disclosure will look like.

Response to Comment 3:

As requested by the Staff, in future filings, we will include additional explanation for the reasons underlying trends in raw material costs, to the extent we are aware of such reasons. Because we purchase raw materials from independent third parties, we are not always aware of all of the factors affecting raw material costs. By way of example, we set forth below the relevant paragraph regarding raw materials from the 2013 Form 10-K, with proposed future disclosures substantially along the lines of the language underlined below:

“Average polyester raw material costs declined during the Company’s first and fourth fiscal quarters of fiscal year 2013, while rising during the second and third fiscal quarters.  During the first and fourth quarters of fiscal year 2013, we believe that raw material costs were impacted by soft demand in Asia (China specifically), increased raw material inventories, lower crude oil values and the relative absence or declining impact of factors that in other periods may have impacted prices, such as supply chain or utilization issues, plant downtime, or weather. During the second and third quarters of fiscal year 2013, we believe that raw material costs were impacted by demand recovery in Asia, higher energy prices, and tight global supply of Paraxylene (PX), which is a key feedstock for polyester raw materials. Average polyester raw material costs for fiscal year 2013 declined approximately $0.03 per pound from the average costs for fiscal year 2012.  The gap in polymer pricing between the U.S. and Asia was approximately $0.13 per pound for the quarter ended June 30, 2013 and has been above $0.10 per pound for seven consecutive quarters. The Company expects the gap during fiscal year 2014 to remain at or near the level of fiscal year 2013.  This raw material price gap, along with cheap import pricing, continues to place sales volume and margin pressure on the low end of the Company’s product offering that typically competes with imported polyester yarns.  However, the success that the Company has had with its mix enrichment strategy has lessened the impact of such pressures over the past few years.”

Mr. Jim Allegretto

U.S. Securities and Exchange Commission

March 27, 2014

Review of Fiscal Year 2013 Results of Operations, page 26

4. In future filings, please revise your narrative sections for “Consolidated Net Sales,” “Consolidated Gross Profit,” “Polyester Segment Gross Profit,” “Nylon Segment Gross Profit,” and “International Segment Gross Profit” to provide better disclosure on the impact of the 53 week year. For example, on page 38 under the heading “Fiscal Year 2012 compared to Fiscal Year 2013,” you attribute the increase in customer receipts to an increase in sales volume “including the effect of the additional week in fiscal year 2013.” In future filings, please revise the sections listed above to provide similar disclosure that reflects the effects of the extra week in fiscal 2013.

Response to Comment 4:

As requested by the Staff, in future filings, we will revise the referenced subsections to provide disclosure related to the impact of the 53-week year, if any.

5. In your analysis of results of operations on pages 27 and 28, you attribute changes in net sales and gross profits to a combination of different factors. For example, you disclose that gross profit increased by $18.7 million for fiscal 2013 as compared to the prior year due to improved sales volumes in all reportable segments, mix enrichment as a result of increased PVA sales and increased unit conversion margin in the Polyester Segment. As an additional example, you indicate that gross profits in the Polyester segment increased by $15.4 million in fiscal 2013 as a result of increased sales volume, mix enrichment due to growth of PVA product sales, higher per unit conversion margin and lower unit manufacturing costs. When you list multiple factors that contribute to changes in net sales or gross profits, in future filings please quantify, if possible, the impact each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. For additional guidance, please refer to Item 303(a) of Regulation S-K.

Response to Comment 5:

As requested by the Staff, in future filings, we will quantify, where possible, the effect of specific material factors when we attribute an important comparative result to multiple such factors.

Mr. Jim Allegretto

U.S. Securities and Exchange Commission

March 27, 2014

International Segment Gross Profit, page 28

6. We note your disclosure on the impact of price volatility of foreign currencies against the U.S. dollar on your profits, especially in the International Segment. Please tell us the consideration you gave to including a qualitative and quantitative discussion of the uncertainties posed by such price fluctuations and the impact price fluctuations will have on your gross profits. For additional guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K.

Response to Comment 6:

When describing the changes that affected our Brazilian subsidiary, we considered and disclosed the impact to gross profit caused by a weakening Brazilian Real when the current year local results were translated to U.S. dollars, because we believed that this description was necessary to better understand the subsidiary’s and the International Segment’s results of operations. As of June 30, 2013, our forecast for future fiscal periods anticipated no substantial changes to the exchange rate for the Brazilian Real to the U.S. Dollar or any other foreign currency exchange rates that would materially affect either the International Segment or our consolidated results of operations, and for this reason no such disclosure was made regarding uncertainties posed by currency fluctuations. We will continue to assess the uncertainties, trends and impacts of currency fluctuations in connection with our future filings.

Liquidity and Capital Resources, page 34

7. We note that a substantial amount of your earnings ($60.6 million) from non-U.S. subsidiaries is reinvested indefinitely outside of the U.S. In future filings, please tell us how you arrived at the amount of cash, cash equivalents, and investments that are currently held outside the U.S. and the impact of repatriating the undistributed earnings of non-U.S. subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. For additional guidance, please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350. Please tell us what this disclosure will look like.

Response to Comment 7:

As requested by the Staff, in future filings, we will include additional information regarding funds held outside of the U.S. and the implications of repatriating such funds. By way of example, we set forth below the relevant paragraphs from the Liquidity and Capital Resources section on page 34, with our proposed future disclosures along substantially the lines of the language underlined below:

“As of June 30, 2013, all of the Company’s debt obligations, with the exception of a term loan from one of the Company’s unconsolidated affiliates, were guaranteed by its domestic subsidiaries, while a substantial portion of the Company’s cash and cash equivalents were held by its foreign subsidiaries. As described below, cash and cash equivalents held by our foreign subsidiaries may not be presently available to fund the Company’s domestic capital requirements, including its domestic debt obligations, without incurring a significant amount of incremental taxes due upon their repatriation. The Company employs a variety of tax planning and financing strategies to ensure that our worldwide cash is available in the locations where it is needed.

…

“As of June 30, 2013, all cash and cash equivalents on-hand at the Company’s foreign operations were deemed to be permanently reinvested. The Company has plans to repatriate $21,114 of future cash flows generated from its operations in Brazil and has a deferred tax liability of $7,390 to reflect the additional income tax that would be due as a result of these plans. The Company currently has no plans to repatriate other cash balances held outside the United States. However, if such other balances were to be repatriated, additional tax payments could result. As of June 30, 2013, $60,622 of undistributed earnings of the Company’s foreign subsidiaries was deemed to be permanently reinvested, and any applicable U.S. federal income taxes and foreign withholding taxes have not been provided on these earnings. Computation of the potential tax liabilities associated with unremitted earnings permanently reinvested is not practicable.”

Mr. Jim Allegretto

U.S. Securities and Exchange Commission

March 27, 2014

Capital Expenditures, page 37

8. We note your disclosure that you expect capital expenditures to increase by nearly $5 million from fiscal 2012 levels to a total of $14 million for each of the next two fiscal years. Your quarterly report on Form 10-Q for the period ending September 29, 2013 reflects a revised estimated capital expenditure level of $17 million for fiscal 2014. In future filings please provide investors with a detailed discussion and analysis of your planned capital expenditures, including a qualitative and quantitative discussion of any anticipated projects and their impacts on your cash flow and liquidity. Please tell us what this disclosure will look like.

Response to Comment 8:

We believe that the disclosures we currently provide regarding our anticipated capital expenditures are consistent with the type of material information required to be disclosed by Commission rules. For example, we disclose specifically in our 2013 Form 10-K that our anticipated annual aggregate capital expenditures of approximately $14 million for each of the next two fiscal years includes approximately $6 to $8 million of maintenance expenditures with respect to our existing assets, and we state that the remainder is expected to be focused primarily on improving our manufacturing flexibility and enhancing our ability both to increase production of PVA products and to increase our capacity for REPREVE products. As a result, we do not believe additional specificity or detail (even if we were able to provide it with respect to the two-year period being covered by these disclosures) would be material or otherwise meaningful to investors.

In the 2013 Form 10-K, we note that we may incur capital expenditures in addition to the anticipated ones. And, as noted by the Staff and reflected in our first quarter Form 10-Q, our revised estimate of capital expenditures reflected a previously unanticipated expenditure in connection with an opportunistic purchase of machinery. To the extent any material capital expenditure in excess of the previously disclosed anticipated aggregate expenditures occurs or is subsequently anticipated, we will disclose that fact in the applicable filing with the Commission.

9. We note your disclosure, throughout your filing, of a focus on the growth of your PVA portfolio as a strategic goal. To the extent that you are shifting the company’s focus to the PVA portfolio and the REPREVE brand, please provide investors with discussion and analysis of how this trend will impact your operating results, capital expenditures, and liquidity. Please tell us what this disclosure will look like.

Response to Comment 9:

We believe our present disclosures reflect appropriately our strategies and any known trends with respect to our objective and efforts to increase the levels of our sales of REPREVE and other PVA products. At the present time, we cannot predict the specific outcomes or impacts of those strategies. As requested by the Staff, in future filings, we will include additional disclosure within Management’s Discussion and Analysis along substantially the following lines:

“As a result of our increasing focus on REPREVE® and other PVA yarns as part of our mix enrichment strategy, we may incur additional capital expenditures to expand our manufacturing capabilities for these products and we may be required to increase the amount of our working capital. If our strategy is successful, although we would not anticipate a material change in volume, we would expect higher gross profit as a result of the increased mix of the higher-margin PVA yarns.”

Mr. Jim Allegretto

U.S. Securities and Exchange Commission

March 27, 2014

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements, page F-9

1. Background-Fiscal Year, page F-9

10. You disclose that your Brazilian, Columbia and Chinese subsidiaries’ report on a calendar period basis, with their fiscal years ending on June 30th. This statement suggests that you are consolidating subsidiaries with more than a 93 day difference. If our understanding is incorrect, please clarify our understanding and provide a more descriptive disclosure. If our understanding is correct, please tell us how you complied with Rule 3A-02(b)(1) of Regulation S-X.

Response to Comment 10:

As the Staff correctly notes, we disclose in Note 1. Background on page F-9 that our Brazilian, Colombian and Chinese subsidiaries report on a “calendar period basis,” but that their fiscal years end on June 30. Also as disclosed in Note 1, the Company’s fiscal year ends on the last Sunday in June. As a result, the fiscal year end of our consolidated subsidiaries will sometimes vary from the Company’s fiscal year end; however, in no year will such variance exceed 6 days. Perhaps the generic reference to “calendar period,” which was intended to signal that interim periods of the subsidiaries are reported on the last day of each calendar quarter, caused some confusion about the fiscal year end of these subsidiaries. As a result, in order to avoid potential confusion, in future filings, we will revise the sentence regarding the fiscal year end of our Brazilian, Colombian and Chinese subsidiaries as follows:

“The Company’s Brazilian, Colombian and Chinese subsidiaries’ fiscal years end on June 30.”

Mr. Jim Allegretto

U.S. Securities and Exchange Commission

March 27, 2014

12. Long-Term Debt, page F-19

11. Reference is made to your disclosure of restricted payments imposed by your ABL Facility. Please tell us your consideration of discussing the pertinent provisions that restrict the payment of dividends and disclosing the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

Response to Comment 11:

Consistent with Rule 4-08(e)(1) of Regulation S-X, we disclose in Note 12. Long-Term Debt—Second Amendment on page F-20 the pertinent provisions of the ABL Facility that potentially limit our making restricted payments consisting of dividends and share repurchases. The ABL Facility does not directly restrict our retained earnings or net income; rather, as disclosed on page F-20, it simply requires excess availability to be not less than $20 million at any time during the 30-day period prior to the making of such restricted payments. As we disclosed, our excess availability under the ABL Revolver, which was $36 million, is well in excess of this threshold. As such, we determined that additional disclosure regarding this potential restriction (including disclosing that no amounts of retained earnings or net income were restricted) was not required and would not have been meaningful.

24. Investments in Unconsolidated Affiliates and Variable Interest Entities, page F-37

12. Reference is made to your disclosure that UNF and UNF America are variable interest entities of which you are the primary beneficiary. Using the principles in ASC 810-10, explain to us why these entities are VIE’s and how you qualify as primary beneficiary. In this regard, please explain which condition(s) exist(s) under ASC 810-10-15-17(d) that cause the business scope exception not to be applicable. You also state that these two entities should be consolidated under GAAP but instead the equity method of accounting has been utilized. Please tell us the specific authoritative literature you are relying on to account for these two variable interest entities under the equity method of accounting or advise us of your consideration of SAB Topic 1.M.2.

Response to Comment 12:

The business scope exceptions under ASC 810-10-15-17(d) do not apply because we participated significantly in the design of UNF and UNF America, whose activities are substantially all conducted on behalf of the Company.

Under the terms of the current supply agreement, if our actual purchases of yarn annually from UNF and UNF America do not equal a certain percentage of UNF’s and UNF America’s production capacity, then we have agreed to reimburse UNF and UNF America for costs of the full time equivalent unit extruders that were idled during the relevant annual production period. As a result, the investors are protected from the expected losses of UNF and UNF America, and thus they lack the obligation to absorb the expected losses of UNF or UNF America. Therefore, UNF and UNF America are VIE’s under ASC 810-10-15-14b(2).

While each of the joint venture agreements allows for the sale of first quality yarn to other third parties, only a minimal amount, if any, of the first quality yarn was expected to be (or has been) sold to third parties. Given that first quality yarn sales are only expected to the Company and these sales are the transactions that most significantly impact UNF’s and UNF America’s financial results, we believe that we have the power to direct the activities that most significantly impact UNF’s and UNF America’s economic performance. In addition, we have the obligation to absorb the losses that are most significant to each of UNF and UNF America through our ownership interest, the supply agreement, and our obligation to reimburse UNF and UNF America for the operating costs for the full time equivalent unit extruders that were idled if our actual annual purchases of yarn fall below a certain percentage of UNF’s and UNF America’s annual production capacity. Based on the facts and circumstances discussed above, we have a controlling financial interest in the VIE and are the primary beneficiary of UNF and UNF America.

Mr. Jim Allegretto

U.S. Securities and Exchange Commission

March 27, 2014

The financial results of UNF and UNF America are included in our financial statements with a one-month lag, using the equity method of accounting and with intercompany profits eliminated in accordance with our accounting policy. We considered the provisions of SAB Topic 1.M.2 and concluded that our method of accounting for these entities fulfills our obligation to keep books and records that are accurate “in reasonable detail”. We arrived at our conclusion based on the following factors:

●

We purchase practically 100% of the output from these two entities, and the quantitative effect of this uncorrected misstatement within our current financial statements is not material and is not expected to be material for future periods as well.

●

We receive financial statements from these entities on a one-month lag, and the financial statements for each of these entities are prepared by the other joint venture partner, one of which is located in Israel.

●	Our method of accounting is not part of a pattern of “managing” earnings because the uncorrected misstatement has no effect on net income.

13. Reference is made to the unaudited condensed balance sheet and income statement information provided for your unconsolidated affiliates. Please revise to provide audited summarized financial data. Refer to Rule 4-08(g) of Regulation S-X.

Response to Comment 13:

We believe that we have fully complied with Rule 4-08(g) of Regulation S-X with respect to disclosure of financial data of our unconsolidated subsidiaries. We do not believe, as the Staff suggests, that we are required to provide “audited” summarized financial data. In compliance with Rule 4-08(g)(1)’s requirement to provide “summarized information as to assets, liabilities and results of operations as detailed in Rule 1-02(bb)” of Regulation S-X, we set forth, in Note 24. Investments in Unconsolidated Affiliates and Variable Interest Entities on page F-37, the unaudited, condensed balance sheet and income statement information for our unconsolidated affiliates. The information related to PAL is separately disclosed because PAL is defined as significant; and, as disclosed in Item 15(a)(2) on page 46, due to the timing of PAL’s fiscal year end, and in accordance with Rule 3-09(b)(2) of Regulation S-X, we will file the required audited financial statements of PAL via an amendment to our Form 10-K. Please refer to our response to comment 16 for additional information regarding the required PAL financial statements and the timing of our filing thereof.

26. Related party Transactions, page F-41

14. We note here, on page 20 and in the statement of cash flows that you have repurchased stock in the year ending June 30, 2013. If material, please disclose your policy for stock repurchases. To the extent you utilize the par value method for reacquisition, please ensure your disclosure also discloses the cost flow assumption related to the cost basis of shares assumed to be retired.

Response to Comment 14:

Regarding the accounting treatment of the share repurchases, all shares repurchased under our stock repurchase program are retired and not displayed separately as treasury stock on the financial statements. We record the cost of share repurchases in stockholders’ equity as a reduction to common stock to the extent of par value of the shares acquired, and the remainder is allocated between capital in excess of par value and retained earnings. The portion of the remainder that is allocated to capital in excess of par value is limited to a pro rata portion of capital in excess of par value.

Mr. Jim Allegretto

U.S. Securities and Exchange Commission

March 27, 2014

As the Staff will note, we describe on page 19 our Board-approved stock repurchase program, and the authority and flexibility that the Board has given to our management for the day-to-day implementation of that program. We also describe the stock repurchase program at several other locations to highlight its presence and implications for certain of our results. Other than making all stock repurchases pursuant to the flexibility and limits of the Board-approved program, and establishing technical procedures to ensure that our repurchases in open market and other transactions comply with applicable requirements under the safe harbor of Rule 10b-18, we do not have any policy for our stock repurchases.

Item 11. Executive Compensation – Incorporated by Reference in Schedule 14A

Proposal 1: Election of Directors, page 6

Nominees for Election as Directors, page 6

15. In future filings please ensure that all information provided with respect to Item 401(e) of Regulation S-K is complete and accurate. In particular, please include all directorships held by Kenneth G. Langone within the past five years and update the current positions he holds within the companies with which he is employed.

Response to Comment 15:

We confirm to the Staff that, in future filings, all information provided with respect to Item 401(e) of Regulation S-K will be complete and accurate.

Item 15. Exhibits, Financial Statement Schedules, page 46

16. We note you intend to file an amendment on or before March 28, 2014 to your Form 10-K for fiscal year ended June 30, 2013 providing the required audited financial statements of PAL’s corresponding fiscal years ending December 28, 2013. Please include disclosure in your June 30, 2013 10-K filing referencing the Form 10-K/A of the prior year that included the equity method investee’s financial statements for the investee’s year most recently ended. If you have included such statement, please advise us where you have included such disclosure in the current Form 10-K.

Response to Comment 16:

In accordance with Rule 3-09 of Regulation S-X, the Financial Reporting Manual and guidance provided by the Staff to the Company in connection with the 2011 comment letter process, if either the first or third condition of Rule 1-02(w) of Regulation S-X (substituting 20 percent for 10 percent) is met with respect to PAL for any year presented in our Form 10-K, then (1) we file separate financial statements for corresponding PAL fiscal years via an amendment to the Form 10-K within 90 days of PAL’s fiscal year end, and (2) as noted by the Staff, we disclose in the original Form 10-K our intention to file those separate financial statements.

Mr. Jim Allegretto

U.S. Securities and Exchange Commission

March 27, 2014

Rule 3-09(b) requires separate financial statements to be filed as of the same dates and for the same periods as our audited consolidated financial statements required by Rule 3-01 and Rule 3-02 of Regulation S-K. Consistent with the statements provided by the Company to the Staff in connection with the 2011 comment letter process, the PAL fiscal year that corresponds to our fiscal year ended June 30, 2013 is PAL’s 2013 fiscal year, which ended December 28, 2013. Accordingly, PAL’s fiscal years corresponding to the fiscal years presented by the Company in the 2013 Form 10-K are PAL’s fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011; those are the periods for which Rule 3-09 financial statements will be provided in the Form 10-K/A to be filed on or before March 28, 2014.

We respectfully disagree with the Staff’s request that the Company include disclosure in the 2013 Form 10-K referencing the Form 10-K/A for the prior year, because such disclosure would reference PAL’s financial information for periods that do not correspond with our financial information presented as required by Rule 3-09(b).

Form 10-Q for the Quarterly Period Ended December 29, 2013

Item 1. Financial Statements

8. Property, Plant and Equipment, Net, page 11

17. Please reconcile for us the changes in property, plant and equipment and accumulated depreciation and explain to us the reasons for the significant decrease in depreciation expense for the period. In future filings, please include within your Management’s Discussion and Analysis of Financial Condition and Results of Operations an explanation of the reasons for this period-to-period change and identify the immediate and underlying causes of this change.

Response to Comment 17:

The following table provides a reconciliation of the changes in property, plant and equipment and accumulated depreciation (amounts in thousands):

	Cost	Accumulated Depreciation
Balance at June 30, 2013	$714,806	$(599,642)
Capital expenditures	9,431	—
Non-cash acquisition	835	—
Depreciation expense	—	(7,455)
Disposals	(11,008)	10,460
Currency translation and other	(3,438)	2,573
Balance at December 29, 2013	$710,626	$(594,064)

Mr. Jim Allegretto

U.S. Securities and Exchange Commission

March 27, 2014

The decrease in depreciation expense for the six month period ended December 29, 2013 as compared to the six month period ended December 23, 2012 of $4.1 million is primarily due to a decrease in depreciation expense in the Polyester Segment of $3.7 million as a result of assets in the segment’s Yadkinville, North Carolina spinning facility becoming fully depreciated (predominantly equipment placed in service in 1998 with a depreciable life of 15 years) and a facility under a capital lease having been turned over to the lessor during the second half of fiscal year 2013 upon reaching the end of the lease term. As requested by the Staff, in future filings, we will provide additional disclosures within Management’s Discussion and Analysis of Financial Condition and Results of Operations related to material changes in depreciation expense and the underlying causes of any such changes.

*     *     *     *     *

The goal and philosophy of the Company is, and has been in the past, to provide the public with effective, materially accurate and consistent financial reporting and disclosures. The undersigned, on behalf of the Company, acknowledges the following as requested by the Staff:

●	The Company is responsible for the adequacy and accuracy of the disclosures included in the filing;
●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any questions or requests for additional information regarding the referenced filings and this letter to the undersigned at (336) 316-5424 or jotterberg@unifi.com. Thank you for your attention to this matter.

Very truly yours, /S/ JAMES M. OTTERBERG James M. Otterberg Vice President and Chief Financial Officer

cc:	William L. Jasper, Chairman and Chief Executive Officer W. Randy Eaddy, General Counsel and Secretary Richard W. Viola, McGuireWoods LLP